UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2026

Geoffrey Stuart Davis
Chief Financial Officer
Melco Resorts & Entertainment LTD
71 Robinson Road #04-03
Singapore 068895

Re: Melco Resorts & Entertainment LTD
Form 20-F for the fiscal year ended December 31, 2024
File No. 001-33178
Filed March 21, 2025

Dear Geoffrey Stuart Davis:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction